# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZIM Integrated Shipping Services Ltd., CIK 0001654126
CUSIP: M9T951109
Title of class of securities: Ordinary shares, no par value
Address of issuer's principal executive offices: 9 Andrei Sakharov Street, P.O. Box 15067, Haifa, Israel (L3), 3190500
Date of event which requires filing of this statement: 12/16/2025
Amends the filing with accession number 0001178913-25-004165
Filed by CIK 0002005938
Persons authorized to receive notices and communications: Guy Ben-Ami, Carter Ledyard & Milburn LLP, New York, New York (NY), 10005, 212-238-8658

## Reporting persons
- More Provident Funds & Pension Ltd. (CIK 0002005938): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,586,723; sole dispositive power 0; shared dispositive power 3,586,723; aggregate amount beneficially owned 3,586,723 (2.87% of the class)
- Yaron Shidlo: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0.04; shared voting power 52,000; sole dispositive power 0; shared dispositive power 52,000; aggregate amount beneficially owned 52,000 (0.42% of the class)
- Reading Capital Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,230,000; sole dispositive power 0; shared dispositive power 1,230,000; aggregate amount beneficially owned 1,230,000 (0.98% of the class)
- Tsahi Avraham: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,230,000; sole dispositive power 0; shared dispositive power 1,230,000; aggregate amount beneficially owned 1,230,000 (0.98% of the class)
- Sparta 24 Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 961,950; sole dispositive power 0; shared dispositive power 961,950; aggregate amount beneficially owned 961,950 (0.77% of the class)
- Alon Gonen: type of reporting person: other (OO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 961,950; sole dispositive power 0; shared dispositive power 961,950; aggregate amount beneficially owned 961,950 (0.77% of the class)
- Dan Tzafrir: type of reporting person: other (OO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 75,000; sole dispositive power 0; shared dispositive power 75,000; aggregate amount beneficially owned 75,000 (0.06% of the class)
- Davidian Brosh Entrepreneurship Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 75,000; sole dispositive power 0; shared dispositive power 75,000; aggregate amount beneficially owned 75,000 (0.06% of the class)
- Haim Davidian: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 75,000; sole dispositive power 0; shared dispositive power 75,000; aggregate amount beneficially owned 75,000 (0.06% of the class)
- Avraham Bekel: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,622,369; sole dispositive power 0; shared dispositive power 1,622,369; aggregate amount beneficially owned 1,622,369 (1.3% of the class)
- Idan Bakal: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 190,000; sole dispositive power 0; shared dispositive power 190,000; aggregate amount beneficially owned 190,000 (0.15% of the class)
- Shira Bakal: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 105,000; sole dispositive power 0; shared dispositive power 105,000; aggregate amount beneficially owned 105,000 (0.08% of the class)
- YD More Investments Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,586,723; sole dispositive power 0; shared dispositive power 3,586,723; aggregate amount beneficially owned 3,586,723 (2.87% of the class)
- BYM Mor Investment Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,586,723; sole dispositive power 0; shared dispositive power 3,586,723; aggregate amount beneficially owned 3,586,723 (2.87% of the class)
- Yosef Meirov: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,586,723; sole dispositive power 0; shared dispositive power 3,586,723; aggregate amount beneficially owned 3,586,723 (2.87% of the class)
- Creative Value Capital Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 26,000; sole dispositive power 0; shared dispositive power 26,000; aggregate amount beneficially owned 26,000 (0.02% of the class)
- Daniel Saar: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 26,000; sole dispositive power 0; shared dispositive power 26,000; aggregate amount beneficially owned 26,000 (0.02% of the class)
- Neva Sebal Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,852,035; sole dispositive power 0; shared dispositive power 1,852,035; aggregate amount beneficially owned 1,852,035 (1.48% of the class)
- Gadi Hazan: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,852,035; sole dispositive power 0; shared dispositive power 1,852,035; aggregate amount beneficially owned 1,852,035 (1.48% of the class)
- Carmit Shemesh: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 55,631; sole dispositive power 0; shared dispositive power 55,631; aggregate amount beneficially owned 55,631 (0.04% of the class)
- Rotem Shimoni: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 43,635; sole dispositive power 0; shared dispositive power 43,635; aggregate amount beneficially owned 43,635 (0.03% of the class)
- Barak Capital Investments Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 551,980; sole dispositive power 0; shared dispositive power 551,980; aggregate amount beneficially owned 551,980 (0.44% of the class)
- Eyal Shlomo Bakshi: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 551,980; sole dispositive power 0; shared dispositive power 551,980; aggregate amount beneficially owned 551,980 (0.44% of the class)
- Roni-Bracha Bakshi: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 551,980; sole dispositive power 0; shared dispositive power 551,980; aggregate amount beneficially owned 551,980 (0.44% of the class)
- Ran Gritzerstein: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 37,600; sole dispositive power 0; shared dispositive power 37,600; aggregate amount beneficially owned 37,600 (0.03% of the class)
- Idea LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 328,000; sole dispositive power 0; shared dispositive power 328,000; aggregate amount beneficially owned 328,000 (0.26% of the class)
- Arkin Hedge Fund GP Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 328,000; sole dispositive power 0; shared dispositive power 328,000; aggregate amount beneficially owned 328,000 (0.26% of the class)
- Moshe Arkin: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 328,000; sole dispositive power 0; shared dispositive power 328,000; aggregate amount beneficially owned 328,000 (0.26% of the class)
- Mazuz and Wieselberger Genesis Investments, Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 24,000; sole dispositive power 0; shared dispositive power 24,000; aggregate amount beneficially owned 24,000 (0.02% of the class)
- Moshe Shemesh: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 145,000; sole dispositive power 0; shared dispositive power 145,000; aggregate amount beneficially owned 145,000 (0.12% of the class)
- SIMON SIVAN: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 145,000; sole dispositive power 0; shared dispositive power 145,000; aggregate amount beneficially owned 145,000 (0.12% of the class)
- YAZ investment and properties LTD: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 40,000; sole dispositive power 0; shared dispositive power 40,000; aggregate amount beneficially owned 40,000 (0.03% of the class)
- Yehuda Zadik: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 40,000; sole dispositive power 0; shared dispositive power 40,000; aggregate amount beneficially owned 40,000 (0.03% of the class)
- Matan Har Noy: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 30,000; sole dispositive power 0; shared dispositive power 30,000; aggregate amount beneficially owned 30,000 (0.02% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, no par value
Name of issuer: ZIM Integrated Shipping Services Ltd.
Address of issuer's principal executive offices: 9 Andrei Sakharov Street, P.O. Box 15067, Haifa, Israel (L3), 3190500

## Item 2. Identity and Background
Name of person filing: This Amendment No. 1 to Schedule 13D (this "Amendment") is jointly filed by and on behalf of the Reporting Persons to amend the Schedule 13D related to the ordinary shares , no par value ("Ordinary Shares"), of the Issuer, initially filed with the U.S. Securities and Exchange Commission (the "SEC") filed on same day as this amendment (as amended, the "Schedule 13D"). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
On December 16, 2025, the Group reached an agreement with the Issuer regarding the composition of the Issuer's Board of Directors ahead of ZIM's upcoming Annual and Extraordinary General Meeting of Shareholders scheduled to be held on December 26, 2025 (the "Annual Meeting").

Pursuant to the agreement, the Group agreed to withdraw its proxy contest, and ZIM's Board of Directors has approved a unified slate of ten director nominees to be presented to the shareholders at the Annual Meeting. The slate includes each of the Issuer's incumbent directors, as well as Ron Hadassi and Ran Gritzerstein, who will be recommended by the Board for election.

In addition, Dr. Keren Bar-Hava (CPA) withdrew her candidacy for election as a director and has been appointed as an observer to the Board. The Group has also withdrawn its previously issued position statement.

Each member of the Group publicly expressed full confidence in ZIM's Board of Directors, strongly supported the Board's ongoing strategic review, and endorsed the election of all ten director nominees recommended by the Board. Each member of the Group supported and was in favor of the Issuer's slate at the Annual Meeting and encouraged all ZIM shareholders to vote in favor of all the nominees.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As a result of the developments between the Group and the Issuer, as discussed under Item 4, the Group subsequently dissolved and ceased to be a 5% owner of the Issuer's Ordinary Shares immediately.

## Signatures
- More Provident Funds & Pension Ltd.: /s/ *, More Provident Funds & Pension Ltd. (12/30/2025)
- Yaron Shidlo: /s/ *, Yaron Shidlo (12/30/2025)
- Reading Capital Ltd.: /s/ *, Reading Capital Ltd. (12/30/2025)
- Tsahi Avraham: /s/ *, Tsahi Avraham (12/30/2025)
- Sparta 24 Ltd.: /s/ *, Sparta 24 Ltd. (12/30/2025)
- Alon Gonen: /s/ *, Alon Gonen (12/30/2025)
- Dan Tzafrir: /s/ *, Dan Tzafrir (12/30/2025)
- Davidian Brosh Entrepreneurship Ltd.: /s/ *, Davidian Brosh Entrepreneurship Ltd. (12/30/2025)
- Haim Davidian: /s/ *, Haim Davidian (12/30/2025)
- Avraham Bekel: /s/ *, Avraham Bekel (12/30/2025)
- Idan Bakal: /s/ *, Idan Bakal (12/30/2025)
- Shira Bakal: /s/ *, Shira Bakal (12/30/2025)
- YD More Investments Ltd.: /s/ *, YD More Investments Ltd. (12/30/2025)
- BYM Mor Investment Ltd.: /s/ *, BYM Mor Investment Ltd. (12/30/2025)
- Yosef Meirov: /s/ *, Yosef Meirov (12/30/2025)
- Creative Value Capital Limited Partnership: /s/ *, Creative Value Capital Limited Partnership (12/30/2025)
- Daniel Saar: /s/ *, Daniel Saar (12/30/2025)
- Neva Sebal Ltd.: /s/ *, Neva Sebal Ltd. (12/30/2025)
- Gadi Hazan: /s/ *, Gadi Hazan (12/30/2025)
- Carmit Shemesh: /s/ *, Carmit Shemesh (12/30/2025)
- Rotem Shimoni: /s/ *, Rotem Shimoni (12/30/2025)
- Barak Capital Investments Ltd.: /s/ *, Barak Capital Investments Ltd. (12/30/2025)
- Eyal Shlomo Bakshi: /s/ *, Eyal Shlomo Bakshi (12/30/2025)
- Roni-Bracha Bakshi: /s/ *, Roni-Bracha Bakshi (12/30/2025)
- Ran Gritzerstein: /s/ *, Ran Gritzerstein (12/30/2025)
- Idea LP: /s/ *, Idea LP (12/30/2025)
- Arkin Hedge Fund GP Ltd.: /s/ *, Arkin Hedge Fund GP Ltd. (12/30/2025)
- Moshe Arkin: /s/ *, Moshe Arkin (12/30/2025)
- Mazuz and Wieselberger Genesis Investments, Limited Partnership: /s/ *, Mazuz and Wieselberger Genesis Investments, Limited Partnership (12/30/2025)
- Moshe Shemesh: /s/ *, Moshe Shemesh (12/30/2025)
- SIMON SIVAN: /s/ *, SIMON SIVAN (12/30/2025)
- YAZ investment and properties LTD: /s/ *, YAZ investment and properties LTD (12/30/2025)
- YAZ investment and properties LTD: /s/ *, YAZ investment and properties LTD (12/30/2025)
- Yehuda Zadik: /s/ *, Yehuda Zadik (12/30/2025)
- Matan Har Noy: /s/ *, Matan Har Noy (12/30/2025)
Comment: * This Schedule 13D was executed by Ophir Naor on behalf of the individuals listed above pursuant to Power of Attorney, copies of which are attached as Exhibit 3.